

Mail Stop 4561

July 6, 2006

Jeffrey N. Edwards
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

> **Re: Merrill Lynch & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-07182**

Dear Mr. Edwards:

We have reviewed the responses in your letter filed on June 14, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Fiscal Year Ended December 30, 2005

Consolidated Statements of Earnings, page 67

1.   We have reviewed your response to comment 1 of our letter dated June 1, 2006. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. However, you state that you do not track costs related to separately presented revenue line items and that your current presentation is consistent with how you manage your business; therefore, please revise your financial statements to disclose how you

manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure and manage the overall profitability of your business. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

Consolidated Statements of Cash Flows, page 72

2.   We have reviewed your responses to comments 2 and 3 of our letter dated June 1, 2006. We note in your response that you have historically classified cash flows related to loan activities as investing activities, regardless of whether a loan is classified as held-for-sale or held-for-investment at inception or subsequent to origination. Paragraph 9 of SFAS 102 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are acquired specifically for resale. Please amend your December 31, 2005 10-K and applicable Forms 10-Q to revise your Statements of Cash Flows to present as operating activities the cash flows related to the origination, acquisition and sale of loans for which you had the intent to sell when the loan was originated. If you do not believe this would result in a material change to your Statements of Cash Flows, please provide us with a comprehensive analysis of the impact, including the applicable gross and net cash flows.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounting for Derivatives and Hedging Activities, page 79

3.   We have reviewed your response to comment 4 of our letter dated June 1, 2006. For each type of hedging relationship you describe in your response, please specifically tell us how they met each of the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS No. 133.

4.   We have reviewed your response to comment 5 of our letter dated June 1, 2006. Please tell us the following related to your short-cut fair value hedges:

- the specific terms of the hedging instruments and hedged items and how those terms match; and
- specifically how these hedges met each of the criteria in paragraph 68 of SFAS 133 to qualify for shortcut accounting.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant